Q2 FY2026
ENDAVA ANNOUNCES SECOND QUARTER FISCAL YEAR 2026 RESULTS

Q2 FY2026
5.9% Year on Year Revenue Decline to £184.1 million
5.1% Revenue Decline at Constant Currency
Diluted EPS £(0.13) compared to £0.11 in the prior year comparative period
Adjusted Diluted EPS £0.16 compared to £0.30 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company"), the technology-driven business transformation group whose AI-native approach combines cutting edge technology with deep industry expertise, today announced results for the three months ended December 31, 2025 ("Q2 FY2026").
"Over the past several quarters we have been investing heavily in our pivot towards AI to establish Endava as an AI leader. These investments have encompassed recruitment and training of NextGen Talent, introducing a shift towards becoming AI Native, building our Partner ecosystem and evolving our engagement strategy. I would like to flag some highlights of the quarter:
•Revenue in Q2FY26 rose to £184.1 million, representing sequential growth of 3.3% compared to £178.2 in Q1FY26.
~~•~~We are seeing strong initial interest with clients on Dava.Flow, our AI-native engagement lifecycle
•We continued to expand our network of strategic partners and broadened several existing relationships, further extending our reach.
•A PayNet-NETS joint venture, recently appointed as Nexus Technical Operator by Nexus Global Payments, has selected Endava to design and build its cloud-native cross-border payment switch on AWS, underscoring our depth in the Payment vertical.
We believe we are building the operational agility required to achieve sustainable, long-term growth," said John Cotterell, Endava's CEO.

SECOND QUARTER FISCAL YEAR 2026 FINANCIAL HIGHLIGHTS:
•Revenue for Q2 FY2026 was £184.1 million, a decline of 5.9% compared to £195.6 million in the same period in the prior year.
•Revenue decline at constant currency (a non-IFRS measure)* was 5.1% for Q2 FY2026.

Q2 FY2026
•Loss before tax for Q2 FY2026 was £(7.2) million, compared to profit before tax of £2.5 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for Q2 FY2026 was £10.7 million, or 5.8% of revenue, compared to £21.8 million, or 11.2% of revenue, in the same period in the prior year.
•Loss for the period was £(6.9) million, resulting in diluted loss per share of £(0.13), compared to profit for the period of £6.9 million and diluted earnings per share ("EPS") of £0.11 in the same period in the prior year.
•Adjusted profit for the period (a non-IFRS measure)* was £8.6 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.16, compared to adjusted profit for the period of £17.9 million and adjusted diluted EPS of £0.30 in the same period in the prior year.
CASH FLOW:
•Net cash from operating activities was £28.2 million in Q2 FY2026, compared to net cash from operating activities of £32.0 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £20.1 million in Q2 FY2026, compared to £31.6 million in the same period in the prior year.
•At December 31, 2025, Endava had cash and cash equivalents of £68.5 million, compared to £59.3 million at June 30, 2025.
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”
OTHER METRICS FOR THE QUARTER ENDED DECEMBER 31, 2025:
•Headcount totaled 11,385 at December 31, 2025, with an average of 10,326 operational employees in Q2 FY2026, compared to a headcount of 11,668 at December 31, 2024 and an average of 10,456 operational employees in the same period in the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve-month basis was 135 at December 31, 2025 compared to 141 clients at December 31, 2024.
•Top 10 clients accounted for 35% of revenue in Q2 FY2026, compared to 36% in the same period in the prior year.
•By geographic region, 40% of revenue was generated in North America, 23% was generated in Europe, 31% was generated in the United Kingdom and 6% was generated

Q2 FY2026
in the rest of the world in Q2 FY2026. This compares to 39% in North America, 24% in Europe, 32% in the United Kingdom and 5% in the Rest of the World in the same period in the prior year.
•By industry vertical, 19% of revenue was generated from Payments, 22% from BCM, 9% from Insurance, 16% from TMT, 9% from Mobility, 12% from Healthcare, and 13% from Other in Q2 FY2026. This compares to 19% from Payments, 19% from BCM, 9% from Insurance, 19% from TMT, 9% from Mobility, 12% from Healthcare, and 13% from Other in the same period in the prior year.
OUTLOOK:
Third Quarter Fiscal Year 2026:
Endava expects revenue will be in the range of £182.0 million to £185.0 million, representing a constant currency revenue decline of between (4.0)% and (2.5)% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £0.18 to £0.21 per share.
Full Fiscal Year 2026:
Endava expects revenue will be in the range of £736.0 million to £750.0 million, representing a constant currency revenue decline of between (3.5)% and (1.5)% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £0.80 to £0.86 per share.
This above guidance for the third quarter and full fiscal year 2026 assumes the exchange rates on January 31, 2026 (when the exchange rate was 1 British Pound to 1.37 US Dollar and 1.15 Euro).
Endava is not able, at this time, to reconcile its expectations for the third quarter and full fiscal year 2026 for a rate of revenue growth or decline at constant currency or adjusted diluted EPS to their respective most directly comparable IFRS measures as a result of the uncertainty regarding, and the potential variability of, reconciling items such as share-based compensation expense, amortisation of acquired intangible assets, foreign currency exchange losses / (gains), net, and fair value movement of contingent consideration, as applicable. Accordingly, a reconciliation is not available without unreasonable effort, although it is important to note that these factors could be material to Endava's results computed in accordance with IFRS.
The guidance provided above is forward-looking in nature. Actual results may differ materially. See “Forward-Looking Statements” below.

Q2 FY2026
SHARE REPURCHASE PROGRAM:
As of January 31, 2026, the Company had repurchased an aggregate of 8,047,338 American Depositary Shares for $121.9 million under its share repurchase program. As of January 31, 2026, the Company had $28.1 million remaining for repurchase under our Board's share repurchase authorisation.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, February 19, 2026, to review its Q2 FY2026 results. To participate in Endava’s Q2 FY2026 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Wednesday March 18, 2026.
ABOUT ENDAVA PLC:
Endava is a leading provider of next-generation technology services, dedicated to enabling its clients to accelerate growth, tackle complex challenges and thrive in evolving markets. By combining innovative technologies and deep industry expertise with an AI-native approach, Endava consults and partners with clients to create solutions that drive transformation, augment intelligence and deliver lasting impact. From ideation to production, it supports clients with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
Endava’s clients span payments, insurance, banking and capital markets, technology, media, telecommunications, healthcare, mobility, retail and consumer goods and more. As of December 31, 2025, 11,385 Endavans are helping clients break new ground across locations in Europe, the Americas, Asia Pacific and the Middle East.

Q2 FY2026
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance in this press release. These measures include revenue (decline)/growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.
Revenue (decline)/growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average currency rates in effect for the fiscal quarter ended December 31, 2024 were used to convert revenue for the fiscal quarter ended December 31, 2025 and the revenue for the comparable prior period.
Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s (loss)/profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange losses/(gains), net, restructuring costs, exceptional people charges, and fair value movement of contingent consideration, all of which are non-cash items except for realised foreign currency exchange losses/(gains), net and restructuring costs and exceptional people charges. Our Adjusted PBT margin is our Adjusted PBT as a percentage of our total revenue.
Adjusted profit for the period is defined as Adjusted PBT less the adjusted tax charge for the period. The adjusted tax charge is the tax charge adjusted for the tax impact of the adjustments to PBT and the release of the deferred tax liability relating to Romanian withholding tax.
Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.
Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible). Adjusted free cash flow is not intended to be a measure of residual cash available for management's discretionary use since it omits significant sources and uses of cash flow, including mandatory debt repayments and changes in working capital.
Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated

Q2 FY2026
internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below and not rely on any single financial measure to evaluate the Company’s business.
FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "intends," "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, statements regarding our pipeline of potential large opportunities, Endava's business strategies, plans, operations and growth opportunities and Endava's future financial performance, including management's financial outlook for the third quarter and full fiscal year 2026. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to achieve its revenue growth goals including as a result of a slower conversion of its pipeline; Endava's expectations of future operating results or financial performance; Endava’s ability to accurately forecast and achieve its announced guidance; Endava's ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilisation rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of Endava's addressable market and market trends; Endava’s ability to adapt to technological change and industry trends and innovate solutions for its clients; Endava's plans for growth and future operations, including its ability to manage its

Q2 FY2026
growth; Endava's ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava's future financial performance; the impact of unstable market, economic, and global conditions, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report on Form 20-F for the year ended June 30, 2025 filed with the SEC on September 4, 2025 and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.
INVESTOR CONTACT:
Endava plc
Laurence Madsen, Head of Investor Relations
Investors@endava.com

Q2 FY2026

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Six Months Ended December 31		Three Months Ended December 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000
REVENUE	362,285	390,641	184,098	195,589
Cost of sales
Direct cost of sales	(273,839)	(283,066)	(139,800)	(143,546)
Allocated cost of sales	(13,180)	(13,898)	(6,696)	(7,025)
Total cost of sales	(287,019)	(296,964)	(146,496)	(150,571)
GROSS PROFIT	75,266	93,677	37,602	45,018
Selling, general and administrative expenses	(81,131)	(87,314)	(40,556)	(43,345)
OPERATING (LOSS) / PROFIT	(5,865)	6,363	(2,954)	1,673
Net finance (expense) / income	(9,833)	354	(4,272)	831
(LOSS) / PROFIT FOR THE PERIOD BEFORE TAX	(15,698)	6,717	(7,226)	2,504
Tax on (loss) / profit on ordinary activities	635	2,381	320	4,347
(LOSS) / PROFIT FOR THE PERIOD	(15,063)	9,098	(6,906)	6,851
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations and net investment hedge impact	5,874	(13,813)	(719)	9,527
Total comprehensive (expense) / income for the year attributable to the equity holders of the Company	(9,189)	(4,715)	(7,625)	16,378

(LOSS) / EARNINGS PER SHARE:
Weighted average number of shares outstanding - Basic	52,957,541	59,269,752	52,877,958	59,488,389
Weighted average number of shares outstanding - Diluted	52,957,541	59,472,250	52,877,958	59,628,436
Basic (Loss) / EPS (£)	(0.28)	0.15	(0.13)	0.12
Diluted (Loss) / EPS (£)	(0.28)	0.15	(0.13)	0.11

Q2 FY2026

CONDENSED CONSOLIDATED BALANCE SHEETS	December 31, 2025	June 30, 2025	December 31, 2024 (1)
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	478,156	473,296	500,958
Intangible assets	99,677	100,890	117,095
Property, plant and equipment	14,809	14,177	16,603
Lease right-of-use assets	41,261	41,515	47,459
Deferred tax assets	22,068	19,030	21,466
Financial assets and other receivables	6,096	5,009	9,005
TOTAL	662,067	653,917	712,586
ASSETS - CURRENT
Trade and other receivables	196,607	209,523	190,059
Corporation tax receivable	1,082	12,865	10,072
Financial assets	117	121	118
Cash and cash equivalents	68,484	59,345	60,065
TOTAL	266,290	281,854	260,314
TOTAL ASSETS	928,357	935,771	972,900
LIABILITIES - CURRENT
Lease liabilities	13,815	13,661	14,457
Trade and other payables	91,827	96,827	106,263
Corporation tax payable	3,422	7,757	6,832
Contingent consideration	74	100	3,577
Deferred consideration	2,487	3,376	4,170
TOTAL	111,625	121,721	135,299
LIABILITIES - NON CURRENT
Borrowings	202,745	180,943	123,669
Lease liabilities	32,888	33,448	37,711
Deferred tax liabilities	14,203	15,183	19,974
Tax liabilities related to Pilar II Income tax	584	584	—
Contingent consideration	—	401	1,155
Deferred consideration	278	—	—
Other liabilities	599	552	377
TOTAL	251,297	231,111	182,886
EQUITY
Share capital	1,061	1,123	1,189
Share premium	21,280	21,280	21,280
Merger relief reserve	63,440	63,440	63,440
Retained earnings	536,155	575,428	602,688
Other reserves	(54,418)	(60,369)	(33,872)
Treasury shares	(2,078)	(17,958)	—
Investment in own shares	(5)	(5)	(10)
TOTAL	565,435	582,939	654,715
TOTAL LIABILITIES AND EQUITY	928,357	935,771	972,900

Q2 FY2026

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	Six Months Ended December 31		Three Months Ended December 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
(Loss) / Profit for the period	(15,063)	9,098	(6,906)	6,851
Income tax charge	(635)	(2,381)	(320)	(4,347)
Non-cash adjustments	37,665	46,207	17,673	22,614
Tax received / (paid)	3,894	(3,786)	(1,787)	(2,466)
Research & Development Credit received	3,871	—	3,774	—
Net changes in working capital	10,678	(12,716)	15,724	9,396
Net cash from operating activities	40,410	36,422	28,158	32,048

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(11,127)	(1,571)	(8,037)	(436)
Proceeds from disposal of non-current assets	63	36	16	—
Payment for acquisition of subsidiary, net of cash acquired	(3,586)	(5,900)	(99)	(5,832)
Interest received	1,249	720	555	353
Net cash used in investing activities	(13,401)	(6,715)	(7,565)	(5,915)

FINANCING ACTIVITIES
Proceeds from borrowings	43,000	10,000	33,000	10,000
Repayment of borrowings	(23,330)	(30,842)	(23,330)	(23,842)
Proceeds from sublease	53	64	30	34
Repayment of lease liabilities	(6,583)	(6,159)	(3,685)	(3,066)
Repayment of lease interest	(855)	(989)	(438)	(482)
Grant received	10	274	10
Interest and debt financing costs paid	(5,162)	(4,282)	(2,694)	(2,030)
Payment for repurchase of own shares	(24,985)		(2,068)
Net cash (used in) / provided by financing activities	(17,852)	(31,934)	825	(19,386)
Net change in cash and cash equivalents	9,157	(2,227)	21,418	6,747

Cash and cash equivalents at the beginning of the period	59,345	62,358	47,225	52,811
Effects of exchange rate changes on cash and cash equivalents	(18)	(66)	(159)	507
Cash and cash equivalents at the end of the period	68,484	60,065	68,484	60,065

Q2 FY2026
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE (DECLINE) / GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE (DECLINE) / GROWTH RATE AT CONSTANT CURRENCY:

	Six Months Ended December 31		Three Months Ended December 31
	2025	2024	2025	2024
REVENUE (DECLINE) / GROWTH RATE AS REPORTED UNDER IFRS	(7.3)%	5.0%	(5.9%)	6.6%
Impact of Foreign exchange rate fluctuations	1.0%	2.0%	0.8%	2.5%
REVENUE (DECLINE) / GROWTH RATE AT CONSTANT CURRENCY	(6.3)%	7.0%	(5.1%)	9.1%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Six Months Ended December 31		Three Months Ended December 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

(LOSS) / PROFIT BEFORE TAX	(15,698)	6,717	(7,226)	2,504
Adjustments:
Share-based compensation expense	14,176	21,965	6,496	10,944
Amortisation of acquired intangible assets	10,170	12,182	5,149	6,036
Foreign currency exchange losses / (gains), net	4,842	(3,420)	1,294	(2,574)
Restructuring costs	6,531	5,494	4,093	5,494
Exceptional people charges	668	—	668	—
Fair value movement of contingent consideration	(169)	(1,871)	194	(569)
Total adjustments	36,218	34,350	17,894	19,331
ADJUSTED PROFIT BEFORE TAX	20,520	41,067	10,668	21,835

(LOSS) / PROFIT FOR THE PERIOD	(15,063)	9,098	(6,906)	6,851
Adjustments:
Adjustments to (loss) / profit before tax	36,218	34,350	17,894	19,331
Release of Romanian withholding tax	—	(3,800)	—	(3,800)
Tax impact of adjustments	(4,642)	(6,682)	(2,397)	(4,511)
ADJUSTED PROFIT FOR THE PERIOD	16,513	32,966	8,591	17,871

Q2 FY2026
RECONCILIATION OF ADJUSTED DILUTED EARNINGS PER SHARE:

	Six Months Ended December 31		Three Months Ended December 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

DILUTED (LOSS) / EARNINGS PER SHARE (£)	(0.28)	0.15	(0.13)	0.11
Adjustments:
Share-based compensation expense	0.27	0.37	0.12	0.18
Amortisation of acquired intangible assets	0.19	0.20	0.10	0.10
Foreign currency exchange losses / (gains) net	0.09	(0.06)	0.03	(0.03)
Restructuring costs	0.12	0.09	0.08	0.09
Exceptional people charges	0.01	—	0.01	—
Fair value movement of contingent consideration	—	(0.02)	—	(0.01)
Release of Romanian withholding tax	—	(0.06)	—	(0.06)
Tax impact of adjustments	(0.09)	(0.12)	(0.05)	(0.08)
Total adjustments	0.59	0.40	0.29	0.19
ADJUSTED DILUTED EARNINGS PER SHARE (£)	0.31	0.55	0.16	0.30

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Six Months Ended December 31		Three Months Ended December 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

NET CASH FROM OPERATING ACTIVITIES	40,410	36,422	28,158	32,048
Adjustments:
Grant received	10	274	10	—
Net purchases of non-current assets (tangibles and intangibles)	(11,064)	(1,535)	(8,021)	(436)
ADJUSTED FREE CASH FLOW	29,356	35,161	20,147	31,612

Q2 FY2026
SUPPLEMENTARY INFORMATION
SHARE-BASED COMPENSATION EXPENSE

	Six Months Ended December 31		Three Months Ended December 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

Direct cost of sales	9,283	15,048	4,419	7,254
Selling, general and administrative expenses	4,893	6,917	2,077	3,690
Total	14,176	21,965	6,496	10,944

DEPRECIATION AND AMORTISATION

	Six Months Ended December 31		Three Months Ended December 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

Direct cost of sales	9,282	10,413	4,691	5,233
Selling, general and administrative expenses	11,503	13,720	5,802	6,823
Total	20,785	24,133	10,493	12,056

Q2 FY2026
EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

	Six Months Ended December 31		Three Months Ended December 31
	2025	2024	2025	2024

Closing number of total employees (including directors)	11,385	11,668	11,385	11,668
Average operational employees	10,329	10,541	10,326	10,456

Top 10 customers %	35%	34%	35%	36%
Number of clients with > £1m of revenue (rolling 12 months)	135	141	135	141

Geographic split of revenue %
North America	41%	39%	40%	39%
Europe	23%	24%	23%	24%
UK	30%	32%	31%	32%
Rest of World (RoW)	6%	5%	6%	5%

Industry vertical split of revenue %
Payments	18%	19%	19%	19%
Banking and Capital Markets	22%	18%	22%	19%
Insurance	9%	9%	9%	9%
TMT	17%	20%	16%	19%
Mobility	9%	9%	9%	9%
Healthcare	12%	12%	12%	12%
Other	13%	13%	13%	13%

Q2 FY2026

FOOTNOTES

(1) Restated to include the effect of revisions arising from provisional to final acquisition accounting for GalaxE.